Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Nikola Corporation for the registration of up to 130,529,644 shares of its common stock and to the incorporation by reference therein of our report dated February 23, 2023, except for the presentation of discontinued operations for the Romeo business as described in Note 12 and for subsequent events as described in Note 17, as to which the date is August 17, 2023, with respect to the consolidated financial statements of Nikola Corporation, and our report dated February 23, 2023, with respect to the effectiveness of internal control over financial reporting of Nikola Corporation, included in Nikola Corporation’s Current Report on Form 8-K dated August 17, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 22, 2023